EXHIBIT 99.1

Electra Welcomes Ontario’s $500M Fund to Boost Critical Minerals Processing and Bolster North American Supply Chains

TORONTO, May 21, 2025 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) commends the Ontario government for its landmark C$500 million Critical Minerals Processing Fund, unveiled in the 2025 provincial budget announced last week. The investment commitment represents a significant step toward building a domestic, vertically integrated supply chain for clean energy technologies.

Prioritizing critical mineral processing in Ontario will strengthen local industry capabilities and accelerate the development of strategic mineral processing projects that feed directly into the province’s growing electric vehicle and battery manufacturing ecosystem. The fund is expected to create economic opportunities in key Northern Ontario communities and support the growth of clean energy and electric vehicle manufacturing — outcomes that align closely with Electra’s mission to build a sustainable North American battery materials supply chain.

At the 2025 SelectUSA Investment Summit in Washington, D.C., Electra CEO Trent Mell engaged with key stakeholders, including newly appointed U.S. Ambassador to Canada, Pete Hoekstra, and Canada’s Ambassador to the U.S., Kirsten Hillman. The Summit brings together global business leaders, U.S. government officials, and international representatives. This event included an "Industry Spotlight on Critical Minerals," underscoring growing bilateral urgency to reduce foreign dependence.

In addition, Electra extends its congratulations to the newly appointed federal cabinet ministers. Their leadership will be instrumental in advancing both national and regional priorities in clean energy, critical minerals, and economic resilience. The Company looks forward to continued collaboration with all levels of government and working together to support industrial innovation, energy security, and sustainable growth.

“As the global race to secure critical mineral supply chains intensifies, the need for a North America-first approach has never been clearer. Recent U.S. policy discussions on partnerships for mineral rights, including in the Democratic Republic of Congo, underscore the strategic importance of securing domestic resources,” said Mr. Mell. “Electra remains at the forefront of this effort, with the only cobalt sulfate refinery on the continent, positioned to play a vital role in both new energy innovation and national security.”

Electra is committed to building a resilient and secure supply chain that supports North American energy independence in response to growing global competition, particularly in the face of China’s dominance in critical mineral processing and battery supply chains. As gigafactory timelines evolve and the clean energy market rapidly expands, Electra’s leadership in refining cobalt and other critical materials will be essential to supporting this transformation.

About Electra Battery Materials

Electra is a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries. Currently focused on developing North America’s only cobalt sulfate refinery, Electra is executing a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. In addition to establishing the cobalt sulfate refinery, Electra’s strategy includes nickel refining and battery recycling. Growth projects include integrating black mass recycling at its existing refining complex, evaluating opportunities for cobalt production in Bécancour, Quebec, and exploring nickel sulfate production potential in North America. For more information, please visit www.ElectraBMC.com.

Contact
Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

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Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. Other factors that could lead actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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